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                            March 6, 2024

       Charles Ross, Jr.
       Chief Executive Officer
       American Rebel Holdings, Inc.
       909 18th Avenue South, Suite A
       Nashville, TN 37212

                                                        Re: American Rebel
Holdings, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            File No. 024-12357
                                                            Filed February 22,
2024

       Dear Charles Ross, Jr.:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed February 22,
2024

       Executive Compensation, page 67

   1. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2023.
 Charles Ross, Jr.
FirstName  LastNameCharles    Ross, Jr.
American Rebel    Holdings, Inc.
Comapany
March      NameAmerican Rebel Holdings, Inc.
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
       Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Anthony DeMint